Form 10-K, Exhibit 13
period 1996-12-31
DEPOTECH CORP
filed 1997-03-31
CIK 931686

                                  Exhibit 13.1

                    1996 Annual Report to Shareholders (to be
                 deemed filed only to the extent required by the
               instructions to exhibits for reports on Form 10-K).

                                                            EXHIBIT 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

o  Overview

Since its inception in October 1989, DepoTech Corporation (the "Company") has devoted substantially all of its resources to the development of its potential products. To date, the Company has not received any revenues from the sale of products. The Company has funded its development programs primarily from equity-derived working capital and through strategic alliances with other companies. The Company has been unprofitable since its inception and expects to incur additional operating losses over at least the next 18 months. As of December 31, 1996, the Company's accumulated deficit was approximately $42.4 million.

The following discussion is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Annual Report, including information under "Risk and Uncertainties."

o  Results of Operations

The Company had total revenues of $4.4 million for the year ended December 31, 1996 compared to $6.8 million for 1995 and $0.6 million for 1994. Total revenues were principally attributed to the Company's collaborative agreement with Chiron. Total revenues were primarily derived from reimbursement of 50% of the clinical trial and manufacturing scale-up expenses for the Company's lead product, DepoCyt, under the Chiron agreement. In addition, Chiron reimbursed DepoTech for 100% of pre-clinical development costs for DepoIGF-1 and feasibility studies performed on their behalf. Total revenues in 1995 included a one-time marketing rights fee and reimbursement of prior year clinical trial expenses for DepoCyt totaling $3.5 million, earned by the Company upon achievement of a development milestone under the Chiron agreement. Revenues from the reimbursement of clinical trial expenses from prior years and the marketing rights fee were one time payments which will not re-occur in future periods. Revenues may fluctuate from year to year depending on the level of clinical and development activity for projects under collaborative agreements with Chiron and other companies and the achievement of future milestones.

Research and development expenses increased to $18.0 million for the year ended December 31, 1996, from $12.7 million in 1995 and $7.4 million in 1994. Factors contributing to these increases include substantial expansion in staff, research and process development supplies, payments to clinical sites, and the expansion of manufacturing and laboratory facilities and equipment depreciation expense in support of clinical trials and manufacturing scale-up of products under development. During 1996, DepoTech completed a Phase III clinical trial for DepoCyt in the solid tumor indication and a Phase I clinical trial of DepoAmikacin. The Company has Phase III clinical trials in progress for two other indications of DepoCyt and has begun a Phase IV clinical trial. Other pre-clinical development programs included DepoMorphine and DepoIGF-1. In addition, the Company is evaluating the feasibility of developing several early stage compounds. Research and development expenses are expected to continue to increase in 1997 as a result of: (1) on-going or new clinical trials for DepoCyt, DepoMorphine and DepoAmikacin; (2) manufacturing scale-up for DepoMorphine and (3) preclinical development and feasibility efforts associated with other potential DepoFoam products.

General and administrative expenses increased to $4.1 million during 1996 from $2.8 million in 1995 and $1.9 million in 1994. The increases were primarily due to expansion in administrative staffing, higher facility expenses and costs associated with being a public company. Included in general and administrative expenses for 1996 were 50% of the pre-launch expenses, or $0.6 million, incurred for DepoCyt prior to the onset of any product revenue. Under the collaborative agreement with Chiron, the Company is obligated to share in the funding of these expenses. DepoCyt sales and marketing expenses are expected to increase significantly in 1997 in anticipation of the possible launch of DepoCyt. Other general and administrative expenses are expected to increase modestly during 1997.

Interest income was $1.7 million for the year ended December 31, 1996 compared to $1.1 million in 1995 and $0.3 million in 1994. The increases were principally due to higher average cash investment balances and increases in available market interest rates. Interest expense was $0.8 million for the year ended December 31, 1996 compared to $0.4 million in 1995 and $0.1 million in 1994. The increases in interest expense were due to higher balances outstanding for obligations under capital leases and a note payable.

o  Liquidity and Capital Resources

Since its inception, DepoTech has financed its operations primarily through public and private placements of equity securities, which provided aggregate net proceeds of approximately $67.5 million through December 31, 1996, and through capital equipment lease financing. In October 1995, the Company completed an initial public offering ("IPO") of common stock which raised net proceeds of $38.1 million. In January 1997, the Company completed a private placement of newly issued shares of common stock which raised net proceeds of $19.1 million.

Working capital decreased to $14.9 million as of December 31, 1996 compared to $35.4 million as of December 31, 1995. The decrease in working capital in 1996 was primarily due to cash used to fund operations of $15.0 million. As of December 31, 1996, DepoTech had cash, cash equivalents and short-term investments totaling $18.2 million. During 1996, the Company entered into an agreement to expand an existing leaseline from $2.6 million to $5.1 million. The incremental borrowing amount of $2.5 million was used principally to finance certain tenant improvement and equipment costs incurred in 1996. In May 1996, the Company signed a bank credit facility for $9.0 million to finance future capital equipment purchases, of which $2.2 million was utilized through December 31, 1996. The Company believes the impact of inflation on its business activities has not been significant to date.

Through December 31, 1996, the Company has invested an aggregate of $19.8 million in leasehold improvements and manufacturing, laboratory and office equipment, of which $11.4 million has been funded through capital leases or bank credit facilities. The Company intends to continue to fund capital expenditures through external financing supplemented by internal cash resources where appropriate. In September 1995, the Company occupied the initial phase (50,000 square feet) of an 82,000 square foot build-to-suit facility housing its administrative, research and clinical activities. DepoTech began paying rent in mid-March 1996 for the remaining space (32,000 square feet) which is intended to provide future manufacturing and process development capabilities. The minimum rental commitment for this facility ranges from approximately $2.1 million to $4.3 million per year, over 20 years, based upon pre-established annual rent increases. The Company is installing a manufacturing line in this facility to support clinical and commercial production of DepoFoam products under development. The cost of equipment and tenant improvement expenses are estimated to total approximately $8.1 million through 1997. DepoTech intends to finance such expenditures through new and existing bank credit facilities. The Company has a right of first refusal and right of first offer to purchase land located adjacent to its headquarters which must be exercised on or before October 15, 1997. At present, the Company has not made a decision concerning the exercise of such option.

The Company's operations to date have consumed substantial amounts of cash, which is expected to continue over the foreseeable future. The amount of net losses and the time required for the Company to achieve profitability are highly uncertain. There can be no assurance that the Company will be able to achieve profitability at all or on a sustained basis. It is the Company's intention to fund product research and development, manufacturing, and sales and marketing costs through additional collaborative relationships with suitable corporate partners. There can be no assurance that the Company will enter into collaborative arrangements with corporate partners or that any agreements resulting from these discussions will successfully reduce the Company's funding requirements. Additional equity or debt financing will be required, and there can be no assurance that these funds will be available on terms favorable to the Company, if at all. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its product development programs or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would not otherwise relinquish.

DepoTech anticipates that its existing available cash, cash equivalents and short-term investments, committed future contract revenue, projected funding from equipment leases and interest income will be adequate to satisfy its capital requirements and fund operating losses into 1998. The Company's future capital requirements will depend on many factors, including continued scientific progress in its products and process development programs, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing and maintaining patents, competing technological and market developments, changes in existing collaborative relationships, the ability of the Company to establish development arrangements, the cost of manufacturing scale-up, and the establishment of effective sales and marketing arrangements.

                            SELECTED FINANCIAL DATA
                              DepoTech Corporation

                                                            Years Ended December 31,
(dollars, except share amounts)        1996          1995           1994           1993          1992
Statement of Operations Data:
    Total revenues                  $4,391,024     $6,825,784       $582,120        $69,500       $15,000
    Total expenses                  22,039,072     15,525,785      9,307,676      4,058,419     1,175,662
    Net loss                       (16,775,605)    (8,020,547)    (8,561,487)    (3,896,906)   (1,209,506)
    Net loss per share                   (1.46)         (0.92)         (1.26)         (0.78)        (0.52)
    Shares used in computing
      net loss per share            11,451,334      8,717,550      6,773,178      4,989,332     2,326,059

Balance Sheet Data:
    Cash, cash equivalents and
      short-term investments        18,198,097     38,661,534      9,983,046      7,519,096     6,095,987
    Total  assets                   37,608,405     48,977,573     15,346,654     10,107,087     6,333,479
    Long-term liabilities            7,272,025      3,218,957      2,618,664        408,538        90,148
    Shareholders' equity            25,229,234     41,505,530     10,903,253      8,702,521     6,170,556

                            STATEMENTS OF OPERATIONS
                              DepoTech Corporation

                                                                Years Ended December 31,
                                                        1996              1995               1994
Revenues:
 Contract revenue                                   $  4,391,024      $  5,825,784       $   582,120
     Marketing rights fee                                      -         1,000,000                 -
                                                    ------------       -----------       -----------
Total revenues                                         4,391,024         6,825,784           582,120
Costs and expenses:
     Research and development                         17,951,636        12,699,247         7,426,815
     General and administration                        4,087,436         2,826,538         1,880,861
                                                    ------------       -----------       -----------
Total costs and expenses                              22,039,072        15,525,785         9,307,676
                                                    ------------       -----------       -----------
Loss from operations                                 (17,648,048)       (8,700,001)       (8,725,556)
Interest income                                        1,659,852         1,084,244           286,984
Interest expense                                        (787,409)         (404,790)         (122,915)
                                                    ------------       -----------       -----------
Net loss                                            $(16,775,605)      $(8,020,547)      $(8,561,487)
                                                    ============       ===========       ===========
Net loss per share                                        $(1.46)           $(0.92)           $(1.26)
                                                    ============       ===========       ===========
Shares used in computing net loss per share           11,451,334         8,717,550         6,773,178
                                                    ============       ===========       ===========

See accompanying notes.

                                 BALANCE SHEETS
                              DepoTech Corporation

                                                                                       December 31,
                                                                                1996              1995
ASSETS
Current assets:
     Cash and cash equivalents                                              $  1,966,626       $ 5,883,911
     Short-term investments                                                   16,231,471        32,777,623
     Accounts receivable from Chiron collaboration                               614,580           400,000
     Other current assets                                                      1,160,394           566,924
                                                                             -----------       -----------
Total current assets                                                          19,973,071        39,628,458
Property and equipment, net                                                   16,851,574         8,610,978
Restricted cash                                                                  289,023           420,860
Deposits and other assets                                                        494,737           317,277
                                                                             -----------       -----------
Total assets                                                                 $37,608,405       $48,977,573
                                                                             ===========       ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                        $ 1,633,756       $ 1,741,724
     Current portion of note payable                                             493,481                 -
     Other accrued liabilities                                                   939,331           705,868
     Current portion of obligations under capital leases and loans             2,040,578         1,805,494
                                                                             -----------       -----------
Total current liabilities                                                      5,107,146         4,253,086
Deferred revenue                                                                  54,839                 -
Obligations under capital leases, less current portion                         4,129,750         2,831,010
Note payable, less current portion                                             1,709,813                 -
Deferred rent                                                                  1,377,623           387,947
Commitments
SHAREHOLDERS' EQUITY
Common stock, no par value; 30,000,000 shares authorized; 11,543,816 and
     11,285,630 shares issued and outstanding
     at December 31, 1996 and 1995,respectively                               67,797,617        67,133,738
Deferred compensation related to stock options                                  (161,960)         (214,448)
Unrealized (loss) gain on short-term investments                                 (10,886)          206,172
Accumulated deficit                                                          (42,395,537)      (25,619,932)
                                                                             -----------       -----------
Total shareholders' equity                                                    25,229,234        41,505,530
                                                                             -----------       -----------
Total liabilities and shareholders' equity                                   $37,608,405       $48,977,573
                                                                             ===========       ===========

See accompanying notes.

                            STATEMENTS OF CASH FLOWS
                              DepoTech Corporation

                                                                            Years Ended December 31,
                                                                        1996             1995            1994
OPERATING ACTIVITIES
Net loss                                                            $(16,775,605)    $ (8,020,547)  $ (8,561,487)
Adjustments to reconcile net loss to net cash used by
  operating activities:
     Depreciation and amortization                                     1,512,151          837,168        582,939
     Deferred revenue from Chiron collaboration                                -       (1,000,000)     1,000,000
     Amortization of deferred compensation                                52,488           47,990              -
     Deferred rent                                                       989,676          275,602          7,173
     Deferred revenue                                                     54,839                -              -
     Issuance of note payable in exchange for acquired technology              -                -        231,938
     Forgiveness of employee notes receivable                             39,283           56,333        128,508
     Changes in operating assets and liabilities:
           Accounts receivable from Chiron collaboration                (214,580)        (156,123)      (243,877)
           Other current assets                                         (632,753)        (494,873)        22,662
           Deposits and other assets                                    (196,931)        (115,614)      (162,064)
           Accounts payable and other accrued liabilities                125,495        1,376,791        592,537
                                                                    ------------     ------------   ------------
Net cash used by operating activities                                (15,045,937)      (7,193,273)    (6,401,671)
INVESTING ACTIVITIES
Purchases of short-term investments                                  (17,244,027)     (38,410,705)   (12,228,388)
Proceeds from sale or maturities of short-term investments            33,573,121       11,171,032      6,896,610
Purchases of property and equipment                                   (6,395,815)      (1,419,044)    (1,362,231)
Restricted cash                                                          131,837           16,740        166,651
                                                                    ------------     ------------   ------------
Net cash provided (used) by investing activities                      10,065,116      (28,641,977)    (6,527,358)
FINANCING ACTIVITIES
Repayment of capital lease obligations                                (1,803,637)        (831,262)      (300,842)
Proceeds from notes payable                                            2,203,294                -              -
Proceeds from issuance of common stock, net                              663,879       38,163,652         69,395
Proceeds from issuances of convertible preferred stock, net                    -                -     10,678,720
Repayment of facilities payable                                                -         (237,569)      (413,000)
Proceeds from bank borrowing                                                   -        4,000,000              -
Repayment of bank borrowing                                                    -       (4,000,000)             -
                                                                    ------------     ------------   ------------
Net cash provided by financing activities                              1,063,536       37,094,821     10,034,273
                                                                    ------------     ------------   ------------
Net (decrease) increase in cash and cash equivalents                  (3,917,285)       1,259,571     (2,894,756)
Cash and cash equivalents at the beginning of year                     5,883,911        4,624,340      7,519,096
                                                                    ------------     ------------   ------------
Cash and cash equivalents at the end of year                           1,966,626        5,883,911      4,624,340
Short-term investments at the end of year                             16,231,471       32,777,623      5,358,706
                                                                    ------------     ------------   ------------
Cash, cash equivalents and short-term investments at
  the end of year                                                   $ 18,198,097     $ 38,661,534   $  9,983,046
                                                                    ============     ============   ============
SUPPLEMENTAL INFORMATION
Property and equipment acquired through capital leases
  and loans                                                         $  3,337,461     $  3,677,018   $  1,661,036
                                                                    ============     ============   ============
Facilities payable recorded for leasehold improvements              $          -     $          -   $    237,569
                                                                    ============     ============   ============
Issuance of common stock in exchange for note payable               $          -     $    231,938   $          -
                                                                    ============     ============   ============
Interest paid                                                       $    787,409     $    404,790   $    122,915
                                                                    ============     ============   ============


See accompanying notes.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                              DepoTech Corporation


                                                                                      Deferred
                         Convertible                                    Notes      Compensation Unrealized
                        Preferred Stock            Common Stock        Receivable      Related     Gain                   Total
                       -------------------  -------------------------    from         to Stock  (Loss) on  Accumulated Shareholders'
                       Shares      Amount       Shares         Amount Shareholders    Options  Investments    Deficit     Equity
                       ------------------------------------------------------------------------------------------------------------
Balance at
 January 1, 1994      4,379,101  $14,008,505   1,309,111      $13,091     $(9,600)        $-  $      -   $ (5,309,475) $ 8,702,521
Issuance of
 common stock                 -            -     222,152       69,395           -          -         -              -       69,395
Issuance of
 convertible
 preferred stock      1,603,890   10,656,296           -            -           -          -         -              -   10,656,296
Accretion on
 convertible
 preferred stock              -    1,896,029           -            -           -          -         -     (1,896,029)           -
Forgiveness of
 notes receivable
 from shareholders            -            -           -            -       9,600          -         -              -        9,600
Unrealized gain
 on investments               -            -           -            -           -          -    26,928              -       26,928
Net loss                      -            -           -            -           -          -         -     (8,561,487)  (8,561,487)
                      ---------  -----------   ---------      -------      ------         --  --------   ------------  -----------
Balance at
 December 31, 1994    5,982,991   26,560,830   1,531,263       82,486           -          -    26,928    (15,766,991)  10,903,253
Issuance of
 common stock                 -            -      78,908       36,306           -          -         -              -       36,306
Exercise of warrants          -            -     242,468      308,654           -          -         -              -      308,654
Deferred compensation
 related to issuance
 of stock options             -            -           -      262,438           -   (262,438)        -              -            -
Amortization of
 deferred compensation        -            -           -            -           -     47,990         -              -       47,990
Accretion on convertible
 preferred stock              -    1,832,394           -            -           -          -         -     (1,832,394)           -
Unrealized gain
 on investments               -            -           -            -           -          -   179,244              -      179,244
Issuance of common
 stock upon initial
 public offering, net         -            -   3,450,000   38,050,630           -          -         -              -   38,050,630
Conversion of
 convertible preferred
 stock upon initial
 public offering     (5,982,991) (28,393,224)  5,982,991   28,393,224           -          -         -              -            -
Net loss                      -            -           -            -           -          -         -     (8,020,547)  (8,020,547)
                      ---------  -----------   ---------      -------      ------         --  --------   ------------  -----------
Balance at
 December 31, 1995            -            -  11,285,630   67,133,738           -   (214,448)  206,172    (25,619,932)  41,505,530
Issuance of
 common stock                 -            -     258,186      663,879           -          -         -              -      663,879
Amortization of
 deferred compensation        -            -           -            -           -     52,488         -              -       52,488
Unrealized loss
 on investments               -            -           -            -           -          -  (217,058)             -     (217,058)
Net loss                      -            -           -            -           -          -         -    (16,775,605) (16,775,605)
                      ---------  -----------   ---------      -------      ------         --  --------   ------------  -----------
Balance at
 December 31, 1996            -  $         -  11,543,816  $67,797,617      $    -  $(161,960) $(10,886)  $(42,395,537) $25,229,234
                      =========  ===========  ==========  ===========      ======  =========  ========   ============  ===========


See accompanying notes.

                         NOTES TO FINANCIAL STATEMENTS
                              DepoTech Corporation
                               December 31, 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

o Organization and Business Activities

DepoTech Corporation (the "Company") was incorporated in California on October 30, 1989. The Company is a drug delivery company engaged in the development and manufacture of sustained-release therapeutic products based on DepoFoam, an injectable, depot drug delivery technology.

o Cash, Cash Equivalents and Short-Term Investments

The Company invests its excess cash in deposit accounts, money market accounts, commercial paper and U.S. Government securities. The Company has established guidelines relative to diversification and maturities that maintain safety and an adequate level of liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents. Short-term investments are classified as available-for-sale, and are carried at market value, in accordance with Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The unrealized gain or loss on such investments is reported as a separate component of shareholders' equity.

o Property and Equipment

Property and equipment consist primarily of manufacturing, laboratory and office equipment and leasehold improvements and are stated at cost. Property and equipment under capital leases are recorded at the present value of the minimum lease payments. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful life of the assets (ranging from three to fifteen years) or the lease term.

o Restricted Cash

Restricted cash consists of certificates of deposit maintained as collateral for letters of credit securing certain lease agreements.

o Patent Costs

Deposits and other assets consist primarily of patent and trademark filing costs totaling approximately $453,000 and $299,000 at December 31, 1996 and 1995, respectively, which are amortized over the estimated economic life of the patents or trademarks.

o Deferred Rent

Rent expense is recognized on a straight-line basis over the term of the lease. Accordingly, rent expense incurred in excess of rent paid is accrued and recorded as deferred rent in the accompanying balance sheets.

o Contract Revenues and Expenses

Contract revenue is recorded as earned based on the performance requirements of the contract. Research and development costs are expensed as incurred.

o Accounting Standard on Impairment of Long-Lived Assets

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"), regarding the impairment of long-lived assets, identifiable intangibles and goodwill related to those assets. The adoption of FAS 121 had no effect on the accompanying financial statements.

o Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

o Net Loss Per Share

For periods subsequent to the completion of the Company's initial public offering ("IPO") in October 1995, net loss per share is computed using the weighted average number of common shares outstanding. Common share equivalents have not been included in computing net loss per share since the effect would be antidilutive.

Prior to the IPO, net loss per share is computed using the weighted average number of common shares outstanding during the period. Pursuant to the requirements of the Securities and Exchange Commission ("SEC"), common stock issued by the Company during the twelve months immediately preceding the IPO, plus the number of common equivalent shares which were granted or issued during the same period pursuant to the grant or issuance of stock options and warrants, have been included in the calculation of the shares used in computing net loss per share as if these shares were outstanding for all periods presented using the treasury stock method. In addition, pursuant to SEC policy, the calculation of the shares used in computing net loss per share also includes convertible preferred shares which converted into common shares immediately prior to the closing of the IPO as if they were converted into common shares as of the original dates of issuance.

o  Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.


NOTE 2 - CHIRON COLLABORATION

In March 1994, the Company entered into a collaboration agreement ("the Collaboration Agreement") with Chiron Corporation ("Chiron") to develop and commercialize sustained release formulations of selected generic products and certain Chiron proprietary products using the Company's drug delivery technology. Under the agreement, Chiron purchased 400,000 shares of the Company's Series C preferred stock for $6.25 per share, for an aggregate consideration of $2.5 million, and a warrant to purchase 365,000 shares of Series C preferred stock at an exercise price of $6.25 per share for $1 million. The warrant was terminated and converted into a marketing rights fee to the Company upon the achievement of a development milestone in January 1995.

The Collaboration Agreement grants Chiron rights to market and sell the Company's initial product, DepoCyt(TM), in the United States, Canada and Europe (the "Territory"). Phase III clinical trial costs of DepoCyt incurred subsequent to June 1993 will be shared equally by Chiron and the Company. Any additional clinical trials required in Europe will be funded entirely by Chiron. Canadian registration expenses will be funded by Chiron. The Company will manufacture DepoCyt in the Territory, Chiron will market, sell and distribute the product in the Territory, and the parties will share all profits equally. Chiron will make additional payments to the Company upon achievement of certain milestones in the development of DepoCyt. Chiron also has a right of first refusal to obtain a license to alternate DepoFoam formulations of cytarabine under terms and conditions to be negotiated in the future.

Reimbursable clinical and manufacturing scale-up costs for DepoCyt incurred by the Company totaled $3,194,312, $2,541,847 and $1,790,460 for the years ended December 31, 1996, 1995 and 1994, respectively. The cumulative amount due through December 31, 1994 became billable and was recognized as contract revenue upon the achievement of a development milestone in January 1995.

The Collaboration Agreement also provides for the joint development of DepoFoam formulations of certain compounds proprietary to Chiron ("Chiron Products"). Chiron must fund one feasibility program for a Chiron Product per year or lose its option to develop DepoFoam formulations of additional Chiron proprietary compounds. Through 1996, the Company has completed feasibility studies on two Chiron proprietary proteins, one of which has been selected for further preclinical development. A third feasibility study is on-going. The agreement provides that Chiron will pay the Company for its feasibility efforts, and that Chiron will be responsible for all development costs thereafter. The agreement also provides for Chiron to make payments to the Company upon achievement of certain development milestones for the Chiron Products. Chiron will have exclusive, worldwide distribution rights to all Chiron Products and will manufacture the bulk unencapsulated drug. The Company will then encapsulate the bulk drug in DepoFoam creating the Chiron Products, and Chiron will market, sell and distribute the Chiron Products. Chiron will compensate the Company based on its manufacturing costs, including a manufacturing profit, and a percentage of Chiron's net sales of the Chiron Products.

Both the Company and Chiron have the ability to terminate a portion or all of the collaboration at certain intervals and with advance notice. In addition, Chiron has the ability to terminate the development of a Chiron Product with a limited amount of advance notice.

NOTE 3 - SHORT-TERM INVESTMENTS

The following is a summary of available-for-sale short-term investments:


                                                           Gross                 Gross
   DECEMBER 31, 1996                   Cost     Unrealized Gains     Unrealized Losses       Estimated Fair Value
   U.S. government securities   $12,208,677            $      -             $ (13,986)             $   12,194,691
   Certificates of deposit          498,940                1,020                    -                     499,960
   Corporate obligations          3,534,740                2,080                    -                   3,536,820
                                -----------            ---------            ---------                ------------
                                $16,242,357            $   3,100            $ (13,986)              $  16,231,471
                                -----------            ---------            ---------                ------------
   DECEMBER 31, 1995

   U.S. government securities   $32,072,511            $ 205,047            $       -               $  32,277,558
   Certificates of deposit          498,940                1,125                    -                     500,065
                                -----------            ---------            ---------                ------------
                                $32,571,451            $ 206,172            $       -               $  32,777,623
                                ===========            =========            ==========              =============


The amortized cost and estimated fair value of short-term investments at December 31, 1996, by contractual maturity, are shown below:

                                                                               Cost     Estimated Fair Value
   Due in one year or less                                                 $ 8,879,965           $ 8,882,591
   Due after one year through three years                                    7,362,392             7,348,880
                                                                           -----------           -----------
                                                                           $16,242,357           $16,231,471
                                                                           ===========           ===========



NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                                                      December 31,
                                                                                  1996                     1995

   Manufacturing, laboratory and office equipment                          $12,254,274             $  7,184,905
   Leasehold improvements                                                    2,041,001                1,989,257
   Leasehold improvements and manufacturing equipment under construction     5,552,015                  939,853
                                                                           -----------             ------------
                                                                            19,847,290               10,114,015
   Less accumulated depreciation and amortization                           (2,995,716)              (1,503,037)
                                                                           -----------             ------------
                                                                           $16,851,574             $  8,610,978
                                                                           ===========             ============


NOTE 5 - TECHNOLOGY ASSIGNMENT

In 1994, in connection with an assignment agreement under which the Company was assigned exclusive rights to certain intellectual property, the Company issued 108,029 shares of common stock and a warrant to purchase 154,327 shares of preferred stock at $2.00 per share. The Company also issued a non-interest bearing note payable in the amount of $231,938, which was expensed as acquired in-process research and development. Upon the completion of the IPO, the warrant was exercised and the note and cash were exchanged for common stock. Royalties or a percentage of royalties will be paid to the assignor on net revenues in connection with the sale of products incorporating the acquired intellectual property or received by the Company from licensees.

The assignor has the right to terminate the agreement or to convert the exclusive nature of the rights granted under the agreement into a nonexclusive license in the event that the Company does not make certain minimum annual payments or upon certain other events.

NOTE 6 - COMMITMENTS

o Lease Obligations

The Company leases its facilities and certain equipment under operating and capital leases. Provisions of the facilities leases provide for abatement of rent during certain periods and escalating rent payments during the lease terms which extend through August 1, 2015. Included in restricted cash and deposits and other assets are $300,709 and $449,107 related to these agreements at December 31, 1996 and 1995, respectively. Annual future minimum lease payments as of December 31, 1996 are as follows:

                                                    Operating Leases        Capital Leases
   1997                                                   $3,128,085           $ 2,661,423
   1998                                                    3,228,701             2,409,226
   1999                                                    3,312,314             1,628,090
   2000                                                    3,432,296               631,866
   2001                                                    3,560,700                     -
   Thereafter                                             52,360,160                     -
                                                          ----------           -----------
   Total                                                 $69,022,256             7,330,605
                                                          ==========
   Less amount representing interest                                            (1,160,277)
                                                                               -----------
   Present value of net minimum payments                                         6,170,328
   Less current portion                                                         (2,040,578)
                                                                               -----------
   Amounts due after one year                                                  $ 4,129,750
                                                                               ===========



The Company subleased certain of its existing laboratory and administrative facilities. Rental income from the sublease agreement over the next four years will range from $223,000 to $290,000 per year.

Assets acquired under capital leases consist of manufacturing, laboratory and office equipment, and leasehold improvements with an aggregate cost of approximately $9.1 million and $5.8 million at December 31, 1996 and 1995, respectively. Accumulated amortization of assets acquired under these arrangements is included in total depreciation and amortization.

Rent expense was approximately $3,895,000, $1,467,000 and $583,000 during the years ended December 31, 1996, 1995 and 1994, respectively.

o Note Payable

During June 1996, the Company established a credit line with a bank for borrowing up to $9 million to finance certain capital equipment expenditures. Borrowing under the credit line bears interest at a floating rate equal to prime plus .5% (8.75% at December 31, 1996) on the outstanding balance. The credit line expires on June 30, 2001 and all borrowings are secured by the capital equipment financed. At December 31, 1996, approximately $6,797,000 remains available for future equipment acquisitions. Annual future minimum payments as of December 31, 1996 are as follows:

   1997                                                              $  650,074
   1998                                                                 650,074
   1999                                                                 650,075
   2000                                                                 650,075
                                                                     ----------
   Total                                                              2,600,298
   Less amount representing interest                                   (397,004)
                                                                     ----------
   Present value of net minimum payments                              2,203,294
   Less current portion                                                (493,481)
                                                                     ----------
   Amounts due after one year                                        $1,709,813
                                                                     ==========

NOTE 7 - SHAREHOLDERS' EQUITY

o Stock Purchase Warrants

In connection with various stock purchase or lease financing transactions, the Company has issued warrants to purchase 42,354, 22,400 and 503,287 shares of common stock at prices of $2.75, $6.25 and $7.00 per share, respectively. The warrants are generally exercisable through 2001, and these warrants remain outstanding at December 31, 1996.

o Deferred Compensation

Pursuant to certain provisions of the SEC regulations, the Company recorded and is amortizing over the related vesting periods deferred compensation representing the difference between the exercise price of stock options granted and the deemed fair value (for accounting purposes) of the Company's common stock at the date of grant. Stock options generally vest over four to five years. Shares included in the computation of deferred compensation include option grants to employees and officers of the Company from July 1994 through June 1995.

o Stock Option Plans

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company's 1995 Stock Option/Stock Issuance Plan has authorized the grant of options to employees, directors and consultants of the Company for up to 2,000,000 shares of the Company's common stock. No options granted under the Plan have a term in excess of ten years.

Pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1995 and 1996, respectively: risk-free interest rates of 6.5% and 6.1%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 73% and 58%; and a weighted-average life of the option of 4 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net loss for the years ended December 31, 1996 and 1995 reflect increases of approximately $307,000 and $55,000, respectively. The pro forma net loss per share for the years ended December 31, 1996 and 1995 are ($1.49) and ($0.93) per share, respectively.

The results above are not likely to be representative of the effects of applying FAS 123 on reported net income or loss for future years as these amounts reflect the expense for only one or two years vesting.

A summary of the Company's stock option activity, and related information for the years ended December 31, are as follows:



                                             1996                  1995                             1994

                                                   Weighted                   Weighted                          Weighted
                                                    Average                    Average                           Average
                                    Options  Exercise Price    Options  Exercise Price          Options   Exercise Price

  Outstanding-beginning of year    1,102,439        $ 2.02       917,314         $ .68            758,850        $ .31
  Granted                            467,744         19.77       258,300          6.54            389,650         1.32
  Exercised                        (209,848)           .68       (48,908)          .75           (222,152)         .31
  Forfeited                         (64,472)         14.46       (24,267)         1.84             (9,034)         .71
                                   -----------------------     -----------------------            --------------------
  Outstanding-end of year          1,295,863        $ 8.03     1,102,439         $2.02            917,314        $ .68
                                   =======================     =======================            ====================

  Exercisable at end of year         547,407                     415,790                          230,425

  Weighted average fair value of
  options granted during the year                   $ 9.69                       $2.50

A summary of the Company's stock options outstanding at December 31, 1996 is as follows:


                                       Options Outstanding                                    Options Exercisable

                                        Weighted Average
       Range of                Number          Remaining  Weighted Average            Number   Weighted Average
Exercise Prices           Outstanding   Contractual Life    Exercise Price       Exercisable    Exercise Price
 $ 0.10 to $ 4.00             749,017          6.9 years          $ 1.13             463,960          $ 0.81
 $ 7.00 to $12.00              84,633          8.6 years          $ 8.30              27,718          $ 9.01
 $15.25 to $19.625            394,963          9.5 years          $18.30              47,389          $18.64
 $23.50 to $25.125             67,250          9.3 years          $24.32               8,340          $23.52



The weighted-average remaining contractual life of those options is 7.9 years. At December 31, 1996, options for 222,147 shares were available for future grant.

o Employee Stock Purchase Plan

In October 1995, the Company adopted an Employee Stock Purchase Plan ("the ESPP") whereby employees, at their option, can purchase shares of Company common stock through payroll deductions at the lower of 85% of fair market value on the ESPP offering date or on certain other predetermined exercise dates. The Company has reserved 250,000 shares of common stock for issuance under the ESPP, of which 48,338 shares have been issued as of December 31, 1996.

NOTE 8 - INCOME TAXES

At December 31, 1996, the Company has federal and California tax net operating loss carryforwards of approximately $39,874,000 and $7,667,000, respectively. The difference between the federal and California tax loss carryforwards is primarily attributable to the capitalization of research and development expenses for California franchise tax purposes and the fifty-percent limitation on California loss carryforwards.

The federal and California tax loss carryforwards will begin expiring in 2005 and 1997, respectively, unless previously utilized. The Company also has federal and California research and development tax credit carryforwards totaling $1,086,000 and $557,000, respectively, which will being expiring in 2005 unless previously utilized.

Pursuant to Internal Revenue Code Sections 382 and 383, annual use of the Company's net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three year period.

Significant components of the Company's deferred tax assets and liabilities are shown below. A valuation allowance of $17,622,000, of which $7,722,000 is related to 1996, has been recognized to offset the deferred tax assets as realization of such assets is uncertain.



                                                                                         December 31,
                                                                                 1996                   1995
   Deferred tax assets:
   Net operating loss carryforwards                                      $ 14,416,000                 $ 8,192,000
   Research and development credit carryforwards                            1,448,000                     912,000
   Capitalized research expenses                                            1,713,000                     826,000
   Other, net                                                                 558,000                     272,000
                                                                         ------------                 -----------
   Net deferred tax assets                                                 18,135,000                  10,202,000
   Valuation allowance for deferred tax assets                            (17,622,000)                 (9,900,000)
                                                                         ------------                 -----------
   Total deferred tax assets                                                  513,000                     302,000

   Deferred tax liabilities:
   Depreciation                                                              (513,000)                   (302,000)
                                                                         ------------                 -----------
   Net deferred tax assets                                               $          -                 $         -
                                                                         =============                ===========


Approximately $974,000 of the valuation allowance for deferred tax assets relates to stock option deductions which, when recognized, will be allocated directly to common stock.

NOTE 9 - SUBSEQUENT EVENT

On January 3, 1997, the Company completed the private placement of 1,500,000 newly issued shares of common stock at $13.50 per share raising net proceeds totaling $19.1 million.

                          REPORT OF ERNST & YOUNG LLP,
                              INDEPENDENT AUDITORS


The Board of Directors and Shareholders
DepoTech Corporation


We have audited the accompanying balance sheets of DepoTech Corporation as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DepoTech Corporation at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                             /s/ ERNST & YOUNG LLP


San Diego, California
January 29, 1997

                             CORPORATE INFORMATION
                              DepoTech Corporation
BOARD OF DIRECTORS

o Chairman of the Board
Fred A. Middleton
General Partner
Sanderling Ventures

o Directors
Roger C. Davisson
General Partner
Brentwood Associates

Jean Deleage
Managing Partner
Burr, Egan, Deleage & Co.

George W. Dunbar, Jr.
President and Chief Executive Officer
Metra Biosystems, Inc.

Edward L. Erickson
President and Chief Executive Officer
DepoTech Corporation

Stephen B. Howell, M.D.
Professor of Medicine
University of California San Diego

Peter Preuss
President
Preuss Foundation

Pieter J. Strijkert, Ph.D.
Chairman
IntroGene BV

OFFICERS

Edward L. Erickson
President and Chief Executive Officer

John P. Longenecker, Ph.D.
Senior Vice President
Research, Development and Operations

David B. Thomas
Senior Vice President
Quality Assurance and Regulatory Affairs

Williams S. Ettouati, D.Pharm
Vice President, Marketing and Business Development

Sinil Kim, M.D.
Vice President, Advanced Technology
Chief Scientific Officer and Director Emeritus

Linda J. Paradiso, D.V.M.
Vice President, Clinical Development

Sheldon A. Schaffer, Ph.D.
Vice President, Pharmaceutical Development

Dana S. McGowan, C.P.A.
Senior Director, Finance and Administration
Chief Financial Officer, Treasurer and Assistant Secretary

Faye H. Russell, Esq.
Secretary

OTHER MANAGEMENT

Thomas E. Swedberg
Senior Director, Human Resources

CORPORATE INFORMATION

o Corporate Headquarters
10450 Science Center Drive
San Diego, California 92121
(619) 625-2424

o Shareholder Inquiries

General information regarding the Company can be obtained by contacting Investor Relations at DepoTech. Inquiries relating to lost certificates should be directed to the Transfer Agent.

o SEC Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge by contacting Investor Relations at DepoTech Corporation.

o Transfer Agent And Registrar

Chase Mellon Shareholder Services
400 South Hope Street, 4th Floor
Los Angeles, California 90071
(800) 522-6645

o Independent Auditors
Ernst & Young LLP
San Diego, California

o Corporate Counsel
Brobeck Phleger & Harrison LLP
San Diego, California

o Annual Meeting Of Shareholders
The annual meeting of shareholders will be held at 9:00 AM on Wednesday, May 14, 1997, at DepoTech Corporation.

o Price Range Of Common Stock

The Company's Common Stock began trading on September 29, 1995 and is listed on the Nasdaq National Market under the symbol DEPO. High and low sales prices are set forth below for the periods indicated:

                                         High           Low
1995
-------------------------------------------------------------
3rd Quarter                             $14.00          $12.75

4th Quarter                             $21.75          $12.50

1996
-------------------------------------------------------------
1st Quarter                             $25.50          $18.00

2nd Quarter                             $29.50          $22.50

3rd Quarter                             $25.50          $14.50

4th Quarter                             $17.00          $12.75



At March 20, 1997, there were approximately 1700 beneficial shareholders of record. The Company has never declared or paid dividends on its Common Stock.

                  High     Low
   1995
   3rd Quarter  $14.00  $12.75
   4th Quarter  $21.75  $12.50
   1996
   1st Quarter  $25.50  $18.00
   2nd Quarter  $29.50  $22.50
   3rd Quarter  $25.50  $14.50
   4th Quarter  $17.00  $12.25

                                     28