Form 10-K, Exhibit 13
period 1997-12-31
DEPOTECH CORP
filed 1998-03-31
CIK 931686

                                                                    EXHIBIT 13.1


MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

     Since its inception in October 1989, DepoTech Corporation (the "Company") has devoted substantially all of its resources to the development of its potential products. To date, the Company has not received any revenues from the sale of products. The Company has funded its development programs primarily from equity-derived working capital and through strategic alliances with other companies. The Company has been unprofitable since its inception and expects to incur additional operating losses over at least the next two years. As of December 31, 1997, the Company's accumulated deficit was approximately $63.8 million.

     The following discussion is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Annual Report, including information under "Risks and Uncertainties." This report may contain, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in such forward-looking statements. Factors that could cause or contribute to such differences include those discussed under "Risks and Uncertainties."

Results of Operations

     The Company had total revenues of $6.9 million for the year ended December 31, 1997 compared to $4.4 million for 1996 and $6.8 million for 1995. Total revenues were principally generated by the Company's collaborative agreements with Chiron Corporation ("Chiron") and Pharmacia & Upjohn S.p.A., an affiliate of Pharmacia & Upjohn, Inc. ("P&U"). Total revenues were primarily derived from milestone payments earned and reimbursement of certain clinical trial and manufacturing scale-up expenses for the Company's lead product, DepoCyt, under the two collaboration agreements. In addition, Chiron reimbursed DepoTech for 100% of certain pre-clinical and feasibility studies performed on their behalf. Further, DepoTech is reimbursed for conducting feasibility studies for various pharmaceutical companies.

     Total revenues in 1995 included a one-time marketing rights fee and reimbursement of prior year clinical trial expenses for DepoCyt totaling $3.5 million, earned by the Company upon achievement of a development milestone under the Chiron agreement. Included in total revenue for 1997 is a milestone payment from Chiron of $1.0 million paid to DepoTech upon the filing of a New Drug Application for DepoCyt. In July 1997, the Company entered into a Marketing and Distribution Agreement with P&U for rights to market and sell DepoCyt in countries outside the U.S. The Company received a cash payment of $2.0 million upon signing of the agreement. Revenues from the reimbursement of clinical trial expenses from prior years and the marketing rights fee were one time payments which will not re-occur in future periods. Revenues may fluctuate from year to year depending on the level of clinical and development activity for projects under collaborative agreements and the achievement of future milestones.

     Research and development expenses increased to $20.1 million for the year ended December 31, 1997, from $18.0 million in 1996 and $12.7 million in 1995. Factors contributing to these increases include expanded efforts in clinical trials, manufacturing scale-up, and preclinical development of potential DepoFoam products. The Company is continuing Phase III clinical studies of DepoCyt in neoplastic meningitis from leukemia and lymphomas, as well as a Phase IV nonrandomized trial in solid tumor patients. In 1997, DepoTech began a dose-finding study of DepoCyt in pediatric patients, and completed a Phase I study of DepoMorphine sustained-release encapsulated morphine sulfate to treat acute post-surgical pain. Manufacturing scale-up of DepoMorphine is underway. The Company has completed a Phase I study of DepoAmikacin as well as certain preclinical and feasibility studies with partner, Chiron. Further, the Company is evaluating the feasibility of developing several early stage compounds internally and for corporate partners. Research and development expenses are expected to increase in 1998.

     General and administrative expenses increased to $6.8 million during 1997 from $4.1 million in 1996 and $2.8 million in 1995. The increases were primarily due to expansion in administrative staffing and higher facility cost and business development expenses. Included in general and administrative expenses for 1997 and 1996 are $1.5 million and $0.5 million, respectively, of pre-launch expenses incurred for DepoCyt prior to the onset of any product revenue. Under the collaborative agreement with Chiron, the Company is obligated to share in the funding of these expenses.

     Chiron and DepoTech have been jointly developing DepoCyt in the U.S., Canada and Europe since March 1994.

In June 1997, DepoTech reacquired rights to DepoCyt in Canada and Europe from Chiron. Chiron will retain exclusive marketing rights to DepoCyt in the U.S. Included in operating expenses for the year ended December 31, 1997 were expenses of $2.0 million associated with the repurchase of DepoCyt which was paid to Chiron in December 1997.

     Interest income was $1.7 million for the year ended December 31, 1997 compared to $1.7 million in 1996 and $1.1 million in 1995. The increase from 1995 to 1996 was principally due to higher average cash investment balances and increases in available market interest rates. Interest expense was $1.2 million for the year ended December 31, 1997 compared to $0.8 million in 1996 and $0.4 million in 1995. The increases in interest expense were due to higher balances outstanding for obligations under capital leases and a note payable.

Liquidity and Capital Resources

     Since its inception, DepoTech has financed its operations primarily through public and private placements of equity securities, which provided aggregate net proceeds of approximately $101.9 million through December 31, 1997, and through capital equipment leases and notes payable. In October 1995, the Company completed its initial public offering of common stock with net proceeds of $38.1 million. In January 1997, the Company completed the private placement of 1.5 million newly issued shares of common stock raising net proceeds of $18.9 million. In September 1997, the Company raised net proceeds of $14.6 million through the sale of 1.0 million newly issued shares of DepoTech common stock to a private investment company.

     Chiron and DepoTech have been jointly developing DepoCyt in the U.S., Canada and Europe since March 1994. In June 1997, DepoTech reaquired rights to DepoCyt in Canada and Europe from Chiron for aggregate cash payments of up to $13.7 million, of which $2.0 million was paid to Chiron in December 1997. Chiron will retain exclusive marketing rights to DepoCyt in the U.S. If prior to December 31, 1998, the U.S. Food and Drug Administration ("FDA") issues a letter or other notification to DepoTech indicating that DepoCyt is approvable or approved, the remaining balance of $11.7 million shall be payable no later than December 31, 1998. If no FDA notification is received prior to December 31, 1998, the remaining amount shall be payable no later than six months from the earlier of U.S. or European Union regulatory notification that the application to market or sell DepoCyt is approvable or approved. If all applications for regulatory approval to sell DepoCyt in the U.S. and European Union are permanently withdrawn, DepoTech shall be relieved of any obligation to pay the remaining $11.7 million.

     In July 1997, DepoTech entered into a Marketing and Distribution Agreement with P&U for rights to market and sell DepoCyt in countries outside the U.S. P&U will be responsible for submitting regulatory filings, labeling, packaging, distribution, marketing and sales of DepoCyt in this territory. The Company will manufacture DepoCyt and receive a share of the net sales of DepoCyt sold by P&U. The Company received a cash payment of $2.0 million upon execution of the agreement and may receive additional payments of up to $17.0 million upon achievement of certain regulatory milestones. The agreement also provides for P&U to reimburse the Company for certain clinical trial expenses and regulatory fees incurred by the Company. Future milestone payments, if any, totaling up to the obligation to Chiron of $11.7 million will be set aside in a restricted cash account for payment to Chiron for the repurchase of DepoCyt rights.

     Working capital increased to $22.1 million as of December 31, 1997 compared to $14.9 million as of December 31, 1996. The increase in working capital in 1997 was primarily due to $33.5 million of net proceeds received from two private placements and $8.0 million of proceeds from a note payable, which was partially offset by net cash used to fund operations of $18.2 million, purchases of property and equipment of $12.0 million, and debt repayments totalling $2.9 million. As of December 31, 1997, DepoTech had cash, cash equivalents and short-term investments totaling $27.4 million. In May 1996, the Company signed a bank credit facility for $9.0 million to finance future capital equipment purchases, all of which was utilized through December 31, 1997. In October 1997, DepoTech expanded the bank credit facility by $4.5 million, of which $1.2 million was utilized through December 31, 1997. The Company believes the impact of inflation on its business activities has not been significant to date.

     Through December 31, 1997, the Company has invested an aggregate of $31.9 million in leasehold improvements, and manufacturing, laboratory and office equipment, of which $19.4 million has been funded through capital leases or bank credit facilities. The Company intends to continue to fund capital expenditures through external financing supplemented by internal cash resources where appropriate. The Company leases its headquarters which house most of its administrative, research and clinical and manufacturing activities. The minimum rental commitment for this facility ranges from approximately $2.5 million to $4.3 million per year, over 18 years, based upon pre-established annual rent increases. The Company is installing a manufacturing line in this facility to support clinical and commercial production of DepoFoam products under development. The cost of equipment and tenant improvement expenses for this manufacturing line total approximately $7.5 million through 1997. DepoTech intends to finance such expenditures through existing bank credit facilities. Capital expenditures for 1998 are expected to be lower than the prior year.

     The Year 2000 Issue is the result of computer programs written in the past that use two digits rather than four to define the applicable year. As a result, these computer programs may not properly recognize calendar dates beginning in the Year 2000. This problem may cause systems to fail or miscalculate causing disruptions of operations, including a temporary inability to process transactions or engage in similar normal business activities.

     The Company believes that the total internal Year 2000 Issue costs will be minimal and that the Year 2000 conversion requirements will be achieved through routine upgrades to its software programs. The Company expects to complete these upgrades by the end of 1998. These costs and the expected completion date are based on management's best estimates and there can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated. The Company has also initiated communications with all of its significant suppliers to determine the extent to which the Company's systems are vulnerable to those third parties' failure to remediate their own Year 2000 Issues. There can be no assurance that the systems of other companies on which the Company's systems rely will be timely converted and will not have an adverse effect on the Company's systems.

     The Company's operations to date have consumed substantial amounts of cash, which is expected to continue over the foreseeable future. The amount of net losses and the time required for the Company to achieve profitability are highly uncertain. There can be no assurance that the Company will be able to achieve profitability at all or on a sustained basis. DepoTech anticipates that its existing available cash, cash equivalents and short-term investments, committed future contract revenue, projected funding from equipment financing and interest income will be adequate to satisfy its capital requirements and fund operating losses through 1998. The development and commercialization of the Company's potential products will require substantial funds to conduct research and development and preclinical and clinical testing of products and to manufacture and commercialize any products that are approved for commercial sale. The Company's future capital requirements will depend on many factors, including, without limitation, the time and costs involved in obtaining regulatory approvals, continued scientific progress in its products and process development programs and changes in existing collaborative programs. The Company anticipates that it will be required to raise additional capital in the near-term in order to continue to conduct its operations. Such capital may be raised through public or private financings, as well as collaborative arrangements, borrowings and other available sources. There can be no assurance that additional funding, if necessary, will be available on favorable terms, if at all. If adequate funds are not available, the Company will be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, potential products or potential markets that the Company would not otherwise relinquish. The failure to receive additional funding would have a material adverse effect on the Company.

Risks and Uncertainties

EARLY STAGE COMPANY.

       DepoTech's products are at an early stage of development, and, to date, only three of the company's DepoFoam formulations have been subject to human clinical testing. The Company's potential products will require extensive research, formulation, development, preclinical and clinical testing, and may involve a lengthy regulatory approval process prior to commercialization. There can be no assurance that DepoCyt, DepoMorphine, or any of the Company's other products or potential products will prove safe and effective in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable cost or be successfully commercialized. In addition, there can be no assurance that preclinical or clinical testing will accurately predict safety or efficacy in broader human use, or that delays in the regulatory approval process will not arise, delaying approval longer than currently anticipated. Even if all of the Company's products prove to be safe and effective and are approved for marketing by the FDA and other regulatory authorities, there can be no assurance that health care providers, payors and patients will accept the

Company's products. Any failure of the Company to achieve technical feasibility, demonstrate safety, achieve clinical efficacy, obtain regulatory approval or, alone or together with its partners, successfully market products would have a material adverse effect on the Company.

       In April 1997, the Company completed a New Drug Application ("NDA") for DepoCyt for the treatment of neoplastic meningitis ("NM") from solid tumors. As with all drugs subject to accelerated approval, the FDA requested that the Company conduct a Phase IV clinical trial on DepoCyt which is in process. In December 1997, the Oncologic Drugs Advisory Committee to the FDA declined to recommend approval of DepoCyt for use in patients with NM from solid tumors. In March 1998, DepoTech reached an agreement with the FDA to submit an amendment to the NDA to provide data from the Phase IV study of NM from solid tumors, and interim data from a Phase III clinical trial of NM from lymphomas. Submission of the amendment will approximately double the number of patients treated with DepoCyt under review and extend the review time for a FDA decision by three months. The final decision regarding marketing approval of new therapeutics resides with FDA officials subsequent to any recommendation of the Committee.

       There can be no assurance that the data from the DepoCyt Phase III or Phase IV clinical trials will be sufficient to gain FDA approval for marketing for any indication, that additional results from ongoing pivotal Phase III trials will be consistent with earlier results or that the Phase IV and other clinical trials of DepoCyt will generate positive results. Any of these occurrences would have a material adverse effect on the Company.

GOVERNMENT REGULATION; UNCERTAINTY OF OBTAINING REGULATORY APPROVAL.

       DepoTech's research and development activities are, and its future business will be, subject to significant regulation by governmental authorities in the United States, primarily by the FDA, and internationally. The clinical testing and the regulatory review process for new drugs or biologics requires substantial time, effort and expense. There can be no assurance that any approval will be granted to the Company's potential products on a timely basis, if at all. The FDA or its international equivalent may refuse to approve a drug or biological product for commercial sale or shipment if applicable statutory and/or regulatory criteria are not satisfied, or may require additional testing or information. There can be no assurance that such additional testing or the provision of such additional information, if required, will not have a material adverse effect on the Company. Also, the regulatory process can be modified by legislatures, the FDA or international regulators in a manner that could have a material adverse effect on the Company.


LIMITED MANUFACTURING EXPERIENCE; RISK OF SCALE-UP; RELIANCE ON
       MANUFACTURING PROCESS.


       The Company has no experience manufacturing products for commercial purposes. The Company's manufacturing operations will need to meet ongoing commercial requirements for all markets in which products have been approved. The Company will also need to comply with current Good Manufacturing Practices ("cGMPs") and other regulations prescribed by various regulatory agencies in the United States and other countries to achieve the required levels of production of each of its products and to obtain and retain marketing approval, if any. Failure by the Company to successfully scale-up its manufacturing processes or to comply with cGMPs and other regulations would have a material adverse effect on the Company, including the loss of manufacturing rights to DepoCyt under the Chiron and P&U agreements. To date, the Company has relied on a particular proprietary method of manufacture. There can be no assurance that this method will be applicable to all pharmaceuticals or biologics the Company desires to commercialize. Further, the yield of product incorporated into the delivery system is likely to be highly variable for different therapeutic agents. Finally, the Company will need to successfully meet any manufacturing challenges associated with the specific characteristics of the drug to be encapsulated.

FUTURE CAPITAL NEEDS.

       The development and commercialization of the Company's potential products will require substantial funds to conduct research and development and preclinical and clinical testing of products and to manufacture and commercialize any products that are approved for commercial sale. The Company's future capital requirements will depend on many factors, including, without limitation, the time and costs involved in obtaining regulatory approvals, continued scientific progress in its products and process development programs and changes in existing collaborative programs. The Company anticipates that it will be required to raise additional capital in the near-term in order to continue to conduct its operations. Such capital may be raised through public or private financings, as well as collaborative arrangements, borrowings and other available sources. There can be no assurance that additional funding will be available on favorable terms, if at all. If adequate funds are not available, the Company will be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, potential products or potential markets that the Company would not otherwise relinquish. The failure to receive additional funding would have a material adverse effect on the Company.

DEPENDENCE UPON PARTNERS FOR DEVELOPMENT AND COMMERCIALIZATION.

       The Company does not currently possess all of the resources necessary to develop, complete the FDA approval process and commercialize all of its potential therapeutic products. The Company hopes to enter into collaborative arrangements with other companies to fund research, development and clinical trials, to assist in obtaining regulatory approvals and to commercialize its products in the United States and internationally. In addition, the Company's ability to apply its drug delivery technology to a broad range of pharmaceuticals will depend upon its ability to establish and maintain collaborative arrangements because the rights to many of the pharmaceuticals most suited to the Company's drug delivery technology are currently owned or controlled by third parties. While the Company has entered into preliminary arrangements to test the feasibility of its delivery technology with certain pharmaceuticals and has entered into more extensive collaborations with Chiron and P&U, there can be no assurance that the Company will be able to enter into additional collaborations to develop commercial applications of its drug delivery technology. In addition, there can be no assurance that the Company will be able to enter into or maintain existing or future collaborations or that such collaborations will be successful. The failure of the Company to enter into a collaboration with the owner of rights to a particular formulation or pharmaceutical would preclude the Company from developing its drug delivery technology with respect to such formulation or pharmaceutical. The failure to enter into or maintain existing or future collaborations would have a material adverse effect on the Company.

LIMITED SALES AND MARKETING CAPABILITY.

     Commercialization of the Company's products is expected to be expensive and time-consuming. To the extent the Company relies on its collaborators for sales, marketing or other capabilities, the Company will be dependent on the efforts of third parties and there can be no assurance that any of these collaborators will successfully perform their duties in commercializing the Company's products.

PATENTS AND PROPRIETARY TECHNOLOGY.

       DepoTech relies on a combination of technical leadership, patents, trade secrets, copyright and trademark protection and nondisclosure agreements to protect its proprietary rights. There can be no assurance that any patents issued to the Company will provide significant protection or will not be challenged or that the Company will be issued any additional patents. Even if issued patents are enforceable, the Company anticipates that any attempts to enforce its patents would be time consuming and costly. Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Defense of any lawsuit or failure to obtain a license to intellectual property rights of third parties required to commercialize the Company's potential products would have a material adverse affect on the Company. In February 1994, the Company entered into an Assignment Agreement with the Research Development Foundation ("RDF"), pursuant to which RDF assigned to DepoTech exclusive rights to certain intellectual property relating to the DepoFoam technology, including corresponding patents and patent applications for such property. RDF retains the right to terminate the agreement or to convert the exclusive nature of the rights granted under the agreement into a nonexclusive license in the event that the Company does not satisfy its contractual obligations, including making certain minimum annual payments. The termination of the Assignment Agreement or the conversion of its exclusive nature to a nonexclusive agreement would have a material adverse effect on the Company.

POSSIBLE VOLATILITY OF STOCK PRICE.

     Factors such as the announcements of technological innovations or new products by the Company, its competitors and other third parties, the status of submissions to the FDA or its international equivalent, as well as variations in the Company's results of operations, market conditions, analysts' estimates and the stock market in general may cause the market price of the Company's common stock to fluctuate significantly. Also, future sales of shares by existing shareholders pursuant to Rule 144 of the Securities Act of 1933, as amended, or through the exercise of outstanding registration rights, could have a material adverse effect on the price of the Company's common stock.

STATEMENTS OF OPERATIONS

DepoTech Corporation

                                                                              Years Ended December 31,
                                                                      1997             1996             1995
Revenues:
     Contract revenue                                            $  3,877,701     $  4,391,024     $  5,825,784
     Licensing/milestone payments                                   3,000,000               --               --
     Marketing rights fee                                                  --               --        1,000,000
----------------------------------------------------------------------------------------------------------------
Total revenues                                                      6,877,701        4,391,024        6,825,784

Costs and expenses:
     Research and development                                      20,058,158       17,951,636       12,699,247
     General and administration                                     6,763,775        4,087,436        2,826,538
     Repurchasing of marketing rights                               2,000,000               --               --
----------------------------------------------------------------------------------------------------------------
Total costs and expenses                                           28,821,933       22,039,072       15,525,785
----------------------------------------------------------------------------------------------------------------
Loss from operations                                              (21,944,232)     (17,648,048)      (8,700,001)
Interest income                                                     1,722,434        1,659,852        1,084,244
Interest expense                                                   (1,186,532)        (787,409)        (404,790)
----------------------------------------------------------------------------------------------------------------
Net loss                                                         $(21,408,330)    $(16,775,605)    $ (8,020,547)
                                                                 ==============================================
Basic and diluted net loss per share                             $      (1.59)    $      (1.46)    $      (0.94)
                                                                 ==============================================
Shares used in computing basic and diluted net loss per share      13,433,915       11,451,334        8,492,711
                                                                 ==============================================


See accompanying notes.

Balance Sheets
DepoTech Corporation

                                                                                         December 31,
                                                                                    1997                1996
Assets
Current assets:
     Cash and cash equivalents                                                $   6,194,153       $   1,966,626
     Short-term investments                                                      21,166,402          16,231,471
     Accounts receivable from collaborations                                      1,361,837             614,580
     Other current assets                                                         1,141,210           1,160,394
---------------------------------------------------------------------------------------------------------------
Total current assets                                                             29,863,602          19,973,071
Property and equipment, net                                                      26,948,328          16,851,574
Restricted cash                                                                     216,516             289,023
Deposits and other assets                                                           641,240             494,737
---------------------------------------------------------------------------------------------------------------
Total assets                                                                  $  57,669,686       $  37,608,405
                                                                              =================================

Liabilities and shareholders' equity
Current liabilities:
     Accounts payable                                                         $   2,101,983       $   1,633,756
     Current portion of note payable                                              2,509,467             493,481
     Current portion of obligations under capital leases                          2,037,416           2,040,578
     Other accrued liabilities                                                    1,148,477             939,331
---------------------------------------------------------------------------------------------------------------
Total current liabilities                                                         7,797,343           5,107,146

Deferred rent                                                                     2,313,133           1,377,623
Deferred revenue                                                                         --              54,839
Note payable, less current portion                                                6,901,982           1,709,813
Obligations under capital leases, less current portion                            2,089,931           4,129,750
Other long-term liabilities                                                         494,506                  --

Commitments

Shareholders' equity
Common stock, no par value; 30,000,000 shares authorized; 14,237,216 and
     11,543,816 shares issued and outstanding at
     December 31, 1997 and 1996, respectively                                   101,970,346          67,797,617
Deferred compensation related to stock options, net                                (109,472)           (161,960)
Unrealized gain (loss) on short-term investments                                     15,784             (10,886)
Accumulated deficit                                                             (63,803,867)        (42,395,537)
---------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       38,072,791          25,229,234
---------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                    $  57,669,686       $  37,608,405
                                                                              =================================


See accompanying notes

Statements of Cash Flows
DepoTech Corporation

                                                                              Years Ended December 31,
                                                                     1997               1996               1995
Operating activities
Net loss                                                        $(21,408,330)      $(16,775,605)      $ (8,020,547)
Adjustments to reconcile net loss to net cash
  used by operating activities:
     Depreciation and amortization                                 1,959,210          1,512,151            837,168
     Deferred revenue from collaboration                                  --                 --         (1,000,000)
     Amortization of deferred compensation                            52,488             52,488             47,990
     Deferred rent                                                   935,510            989,676            275,602
     Deferred revenue                                                (54,839)            54,839                 --
     Forgiveness of employee notes receivable                             --             39,283             56,333
     Changes in operating assets and liabilities:
         Accounts receivable from collaborations                    (747,257)          (214,580)          (156,123)
         Other current assets                                         19,184           (632,753)          (494,873)
         Deposits and other assets                                  (158,947)          (196,931)          (115,614)
         Accounts payable and other accrued liabilities            1,171,878            125,495          1,376,791
------------------------------------------------------------------------------------------------------------------
Net cash used by operating activities                            (18,231,103)       (15,045,937)        (7,193,273)

Investing activities
Purchases of short-term investments                              (32,496,584)       (17,244,027)       (38,410,705)
Proceeds from sale or maturities of short-term investments        27,588,323         33,573,121         11,171,032
Purchases of property and equipment                              (12,043,520)        (6,395,815)        (1,419,044)
Restricted cash                                                       72,507            131,837             16,740
------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by investing activities                 (16,879,274)        10,065,116        (28,641,977)

Financing activities
Repayment of capital lease obligations                            (2,042,980)        (1,803,637)          (831,262)
Repayment of note payable                                           (834,015)                --                 --
Proceeds from note payable                                         8,042,170          2,203,294                 --
Proceeds from issuance of common stock, net                       34,172,729            663,879         38,163,652
Repayment of facilities payable                                           --                 --           (237,569)
Proceeds from bank borrowing                                              --                 --          4,000,000
Repayment of bank borrowing                                               --                 --         (4,000,000)
------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                         39,337,904          1,063,536         37,094,821
------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents               4,227,527         (3,917,285)         1,259,571
Cash and cash equivalents at the beginning of year                 1,966,626          5,883,911          4,624,340
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of year                       6,194,153          1,966,626          5,883,911
Short-term investments at the end of year                         21,166,402         16,231,471         32,777,623
------------------------------------------------------------------------------------------------------------------
Cash, cash equivalents and short-term investments
  at the end of year                                            $ 27,360,555       $ 18,198,097       $ 38,661,534
                                                                ==================================================
Supplemental information
Property and equipment acquired through
  capital leases and loans                                      $         --       $  3,337,461       $  3,677,018
                                                                ==================================================
Issuance of common stock in exchange for note payable           $         --       $         --       $    231,938
                                                                ==================================================
Interest paid                                                   $  1,186,532       $    787,409       $    404,790
                                                                ==================================================


See accompanying notes.

Statements of Shareholders' Equity
DepoTech Corporation


                                                Convertible
                                              Preferred Stock                    Common Stock
                                          Shares          Amount            Shares            Amount
Balance at
  January 1, 1995                       5,982,991     $ 26,560,830        1,531,263    $     82,486

  Issuance of
   common stock, net                           --               --           78,908          36,306

  Exercise of warrants                         --               --          242,468         308,654

  Deferred compensation
   related to issuance of
   stock options                               --               --               --         262,438

  Amortization of
   deferred compensation                       --               --               --              --

  Accretion on convertible
   preferred stock                             --        1,832,394               --              --

  Unrealized gain on
   investments                                 --               --               --              --

  Issuance of common
   stock upon initial
   public offering, net                        --               --        3,450,000      38,050,630

  Conversion of
   convertible preferred
   stock upon initial
   public offering                     (5,982,991)     (28,393,224)       5,982,991      28,393,224

  Net loss                                     --               --               --              --
                                       ------------------------------------------------------------

Balance at
  December 31, 1995                            --               --       11,285,630      67,133,738

  Issuance of
   common stock, net                           --               --          258,186         663,879

  Amortization of deferred
   compensation                                --               --               --              --

  Unrealized loss on
   investments                                 --               --               --              --

  Net loss                                     --               --               --              --
                                       ------------------------------------------------------------

Balance at
  December 31, 1996                            --               --       11,543,816      67,797,617

  Issuance of
   common stock, net                           --               --        2,693,400      34,172,729

  Amortization of deferred
   compensation                                --               --               --              --

  Unrealized gain on
   investments                                 --               --               --              --

  Net loss                                     --               --               --              --

                                       ------------------------------------------------------------

Balance at
  December 31, 1997                            --     $         --       14,237,216    $101,970,346

                                       ============================================================

                                         Defered         Unrealized
                                       Compensation         Gain                           Total
                                         Related         (Loss) on     Accumulated     Shareholders'
                                     to Stock Options   Investments       Deficit          Equity
Balance at
  January 1, 1995                    $         --     $     26,928     $(15,766,991)    $ 10,903,253

  Issuance of
   common stock, net                           --               --               --           36,306

  Exercise of warrants                         --               --               --          308,654

  Deferred compensation
   related to issuance of
   stock options                         (262,438)              --               --               --

  Amortization of
   deferred compensation                   47,990               --               --           47,990

  Accretion on convertible
   preferred stock                             --               --       (1,832,394)              --

  Unrealized gain on
   investments                                 --          179,244               --          179,244

  Issuance of common
   stock upon initial
   public offering, net                        --               --               --       38,050,630

  Conversion of
   convertible preferred
   stock upon initial
   public offering                             --               --               --               --

  Net loss                                     --               --       (8,020,547)      (8,020,547)
                                     ---------------------------------------------------------------

Balance at
  December 31, 1995                      (214,448)         206,172      (25,619,932)      41,505,530

  Issuance of
   common stock, net                           --               --               --          663,879

  Amortization of deferred
   compensation                            52,488               --               --           52,488

  Unrealized loss on
   investments                                 --         (217,058)              --         (217,058)

  Net loss                                     --               --      (16,775,605)     (16,775,605)
                                     ---------------------------------------------------------------
Balance at
  December 31, 1996                      (161,960)         (10,886)     (42,395,537)      25,229,234

  Issuance of
   common stock, net                           --               --               --       34,172,729

  Amortization of deferred
   compensation                            52,488               --               --           52,488

  Unrealized gain on
   investments                                 --           26,670               --           26,670

  Net loss                                     --               --      (21,408,330)     (21,408,330)
                                     ---------------------------------------------------------------

Balance at
  December 31, 1997                  $   (109,472)    $     15,784     $(63,803,867)    $ 38,072,791
                                     ===============================================================

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

DepoTech Corporation - December 31, 1997

Note 1 - Summary of Significant Accounting Policies

ORGANIZATION AND BUSINESS ACTIVITIES

     DepoTech Corporation (the "Company") was incorporated in California on October 30, 1989. The Company is a drug delivery company engaged in the development and manufacture of sustained-release therapeutic products based on its DepoFoam drug delivery technology.

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

     The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents. Short-term investments are classified as available-for-sale, and are carried at market value, in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The unrealized gain or loss on such investments is reported as a separate component of shareholders' equity. Realized gains and losses are included in interest income. The cost of securities is based on the specific identification method.

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

PATENT COSTS

     Included in deposits and other assets are patent and trademark filing costs totaling approximately $641,000 (net of accumulated amortization of approximately $55,000) and $453,000 (net of accumulated amortization of approximately $43,000) at December 31, 1997 and 1996, respectively, which are amortized over the estimated economic life of the patents or trademarks.

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

STOCK OPTIONS

     The Company has elected to follow Accounting Principles Board Opinion
No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

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

NET LOSS PER SHARE

     Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"), which replaced the calculation of primary and fully diluted net loss per share with basic and diluted net loss per share. Basic net loss per share is calculated using the weighted average number of common shares outstanding. Diluted net loss per share is calculated using the weighted average number of common shares outstanding plus the dilutive effect of options and warrants, if any, using the treasury stock method. All net loss per share amounts for all periods have been presented, and where appropriate restated, to conform to the FAS 128 requirements and the recently effective Securities and Exchange Commission Staff Accounting Bulletin No. 98.

     Net loss per share information as presented on the Statements of Operations has been presented as if the convertible preferred stock that converted upon the Company's initial public offering had been converted from its original date of issuance. Basic net loss per share, without an adjustment for the assumed conversion of the convertible preferred stock, would have been $3.21 in 1995.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). This standard is effective for fiscal years beginning after December 15, 1997. FAS 130 requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income. The Company intends to adopt FAS 130 in 1998. Operating results of prior periods will not be restated since the Company's only component of comprehensive income other than net income has been unrealized gains and losses on investments, which were not significant.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the current year presentation.

Note 2 - Chiron Collaboration

     In March 1994, the Company entered into a collaboration agreement ("the Collaboration Agreement") with Chiron Corporation ("Chiron") to develop and commercialize sustained-release formulations of DepoCyt and certain Chiron proprietary products using the Company's drug delivery technology. Under the agreement, Chiron purchased 400,000 shares of the Company's Series C preferred stock for $6.25 per share, or an aggregate consideration of $2.5 million, and a warrant to purchase 365,000 shares of Series C preferred stock at an exercise price of $6.25 per share for $1.0 million. The warrant was terminated and converted into a marketing rights fee to the Company upon the achievement of a development milestone in January 1995.

     In June 1997, DepoTech reacquired rights to DepoCyt in Canada and Europe from Chiron for aggregate cash payments of up to $13.7 million. Chiron will retain exclusive marketing rights to DepoCyt in the United States. An initial $2.0 million cash payment was paid by DepoTech to Chiron and expensed in 1997. If, prior to December 31, 1998, the U.S. Food and Drug Administration ("FDA") issues a letter or other notification to DepoTech indicating that DepoCyt is approvable or approved, the remaining balance of $11.7 million shall be payable no later than December 31, 1998. If no FDA notification is received prior to December 31, 1998, the remaining amount shall be payable no later than six months from the earlier of U.S. or European Union regulatory notification that the application to market or sell DepoCyt is approvable or approved. If all applications for regulatory approval to sell DepoCyt in the U.S. and European Union are permanently withdrawn, DepoTech shall be relieved of any obligation to pay the remaining $11.7 million. Therefore, such amount will be recorded upon the receipt of the required notification.

     Reimbursable clinical and manufacturing scale up costs for DepoCyt incurred by the Company totaled $1,662,000, $3,194,000 and $2,542,000 for the years ended December 31, 1997, 1996, and 1995, respectively. The cumulative amount due through December 31, 1994 became billable and was recognized as contract revenue upon the achievement of a development milestone in January 1995. In April 1997, the Company earned $1.0 million upon completing the filing of the New Drug Application for DepoCyt.

     The Collaboration Agreement also provides for the joint development of DepoFoam formulations of certain compounds proprietary to Chiron ("Chiron Products"). Chiron must fund one feasibility program for a Chiron Product per year or lose its option to develop DepoFoam formulations of additional Chiron proprietary compounds. Through 1997, the Company had completed feasibility studies on three Chiron Products. A fourth feasibility study is on-going. The agreement provides that Chiron will pay the Company for its feasibility efforts, and that Chiron will be responsible for all development costs thereafter. The agreement also provides for Chiron to make payments to the Company upon achievement of certain development milestones for the Chiron Products. Chiron will have exclusive, worldwide distribution rights to all Chiron Products and will manufacture the bulk unencapsulated drug. The Company will then encapsulate the bulk drug in DepoFoam particles creating the Chiron Products, and Chiron will market, sell and distribute the Chiron Products. Chiron will compensate the Company based on its manufacturing costs, including a manufacturing profit, and a percentage of Chiron's net sales of the Chiron Products.

     Both the Company and Chiron have the ability to terminate a portion or all of the collaboration at certain intervals and with advance notice. In addition, Chiron has the ability to terminate the development of a Chiron Product with a limited amount of advance notice.

Note 3 - Pharmacia & Upjohn Agreement

     In July 1997, DepoTech entered into a Marketing and Distribution Agreement with Pharmacia & Upjohn S.p.A ("P&U"), an affiliate of Pharmacia & Upjohn Inc., for rights to market and sell DepoCyt in countries outside the United States. P&U will generally be responsible for submitting regulatory filings, labeling, packaging, distribution, marketing and sales of DepoCyt in this territory. The Company will manufacture DepoCyt and receive a share of the net sales of DepoCyt sold by P&U. The Company received a cash payment of $2.0 million upon execution of the agreement and may receive additional payments of up to $17.0 million upon achievement of certain regulatory milestones. The agreement also provides for reimbursement of certain clinical trial expenses and regulatory fees incurred by the Company. Cumulative reimbursable costs for clinical trial costs incurred by the Company under this agreement totaled $1,221,000 as of December 31, 1997.

Note 4 - Balance Sheet Details

SHORT-TERM INVESTMENTS

     The following is a summary of available-for-sale short-term investments:

================================================================================
                                            Gross           Gross
                                       Unrealized      Unrealized      Estimated
                             Cost           Gains          Losses     Fair Value
================================================================================
December 31, 1997

U.S. government
securities           $ 13,640,812   $     22,442    $         --    $ 13,663,254

Corporate
obligations             7,509,806             --          (6,658)      7,503,148
--------------------------------------------------------------------------------
                     $ 21,150,618   $     22,442    $     (6,658)   $ 21,166,402
================================================================================

December 31, 1996

U.S. government
securities           $ 12,208,677   $         --    $    (13,986)   $ 12,194,691

Certificates
of deposit                498,940          1,020              --         499,960

Corporate
obligations             3,534,740          2,080              --       3,536,820
--------------------------------------------------------------------------------
                     $ 16,242,357   $      3,100    $    (13,986)   $ 16,231,471
================================================================================

     The amortized cost and estimated fair value of short-term investments at December 31, 1997, by contractual maturity, are shown below:

================================================================================
                                                                       Estimated
                                                           Cost       Fair Value
================================================================================
Due in one year or less                             $13,738,024      $13,759,317
Due after one year through three years                7,412,594        7,407,085
--------------------------------------------------------------------------------
                                                    $21,150,618      $21,166,402
================================================================================

PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

================================================================================
                                                        December 31,
                                                   1997                1996
================================================================================
Manufacturing, laboratory and
office equipment                               $ 15,630,844         $ 12,254,274

Leasehold improvements                            4,085,399            2,041,001

Leasehold improvements and
manufacturing equipment under
construction                                     12,167,119            5,552,015
--------------------------------------------------------------------------------
                                                 31,883,362           19,847,290

Less accumulated depreciation
and amortization                                 (4,935,034)          (2,995,716)
--------------------------------------------------------------------------------
                                               $ 26,948,328         $ 16,851,574
================================================================================

OTHER ACCRUED LIABILITIES

     Included in other accrued liabilities as of December 31, 1997 and 1996 are $783,723 and $774,754, respectively, of employee compensation related expenses.

Note 5 - Commitments

LEASE OBLIGATIONS

     The Company leases its facilities and certain equipment under operating and capital leases. Provisions of the facilities leases provide for abatement of rent during certain periods and escalating rent payments during the lease terms which extend to dates through August 1, 2015. Included in restricted cash and deposits and other assets are $228,000 and $301,000 related to these agreements at December 31, 1997 and 1996, respectively. Annual future minimum lease payments as of December 31, 1997 are as follows:

================================================================================
                                                     Operating           Capital
                                                        Leases            Leases
================================================================================
1998                                               $ 3,297,221       $ 2,407,967
1999                                                 3,378,035         1,627,461
2000                                                 3,423,641           631,866
2001                                                 3,551,623                --
2002                                                 3,684,819                --
Thereafter                                          48,633,338                --
                                                   ===========
Total                                              $65,968,677         4,667,294
--------------------------------------------------------------------------------
Less amount representing interest                                       (539,947)
--------------------------------------------------------------------------------
Present value of net minimum payments                                  4,127,347

Less current portion                                                  (2,037,416)
--------------------------------------------------------------------------------
Amounts due after one year                                           $ 2,089,931
================================================================================

     The Company subleased certain of its existing laboratory and administrative facilities. Rental income from the sublease agreement over the next three years will range from $223,000 to $290,000 per year.

     Assets acquired under capital leases consist of manufacturing, laboratory and office equipment and leasehold improvements with an aggregate cost of approximately $8.5 million and $9.1 million at December 31, 1997 and 1996, respectively. Accumulated amortization of assets acquired under these arrangements is included in total depreciation and amortization.

     Rent expense was approximately $4,074,000, $3,895,000 and $1,467,000 during the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE PAYABLE

     During June 1996, the Company established a credit line with a bank for borrowing up to $9.0 million to finance certain capital equipment and leasehold improvement expenditures. In October 1997, the Company expanded this credit line by $4.5 million. Borrowings under the credit line, which total $9,411,449 and $2,203,294 at December 31, 1997 and 1996, respectively, bear interest at a floating rate equal to prime plus 0.5% (8.5% and 8.75% at December 31, 1997 and December 31, 1996, respectively) on the outstanding balance. The credit line expires on March 31, 2002 and all borrowings are secured by the capital equipment financed. The terms of the Company's loan agreement contains a covenant requiring the Company to maintain minimum liquidity equal to 1.67 times the outstanding loan balance, except for during the draw down period, at which time the Company shall maintain 1.67 times the commitment amount. At December 31, 1997, the Company was in compliance with the terms of the covenant. At December 31, 1997, approximately $3,254,000 remains available for future equipment acquisitions and leasehold improvements.

     Annual future principal payments as of December 31, 1997 are as follows:

================================================================================
1998                                                                  $2,509,467
1999                                                                   2,561,366
2000                                                                   2,561,366
2001                                                                   1,727,351
2002                                                                      51,899
--------------------------------------------------------------------------------
Total                                                                 $9,411,449
================================================================================

Note 6 - Shareholders' Equity

PRIVATE PLACEMENTS

     In January 1997, the Company completed the private placement of 1.5 million newly issued shares of DepoTech common stock raising net proceeds of $18.9 million. In September 1997, the Company raised net proceeds of $14.6 million through the private placement of 1.0 million newly issued shares of DepoTech common stock.

STOCK PURCHASE WARRANTS

     In connection with various stock purchase or lease financing transactions, the Company has issued warrants to purchase shares of common stock of which 42,354, 22,400 and 453,335 shares remain outstanding as of December 31, 1997 at prices of $2.75, $6.25 and $7.00 per share, respectively. The warrants are generally exercisable through 2001.

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

STOCK OPTION PLANS

     The Company's 1995 Stock Option/Stock Issuance Plan has authorized the grant of options to employees, directors and consultants of the Company for up to 2,750,000 shares of the Company's common stock. No options granted under the Plan have a term in excess of ten years.

     In October 1997, the Company authorized the 1997 Supplemental Stock Option Plan. The Plan has authorized the grant of options to employees (other than directors and officers) and consultants of the Company of up to 141,000 shares of the Company's common stock. The options granted under the Plan are non-qualified and no options may have a term in excess of ten years.

     Pro forma information regarding net loss and net loss per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.3%, 6.1% and 6.5%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 56%, 58% and 73%; and a weighted-average life of the option of four years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net loss for the years ended December 31, 1997, 1996 and 1995 reflects increases of approximately $807,000, $307,000 and $55,000, respectively. The pro forma net loss per share (basic and diluted) for the years ended December 31, 1997, 1996 and 1995 was $1.65, $1.49 and $0.93 per share, respectively.

     The results above are not likely to be representative of the effects of applying FAS 123 on reported net income or loss for future years as these amounts reflect the expense for less then four years vesting.

     A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

=======================================================================================================================



                                          1997                 1996                        1995
=======================================================================================================================
                                                   Weighted                       Weighted                     Weighted
                                                    Average                        Average                      Average
                                                   Exercise                       Exercise                     Exercise
                                    Options           Price           Options       Price          Options       Price
=======================================================================================================================
Outstanding-
beginning
of year                           1,295,863          $ 8.03         1,102,439       $ 2.02          917,314       $ .68

Granted                             943,266          $14.65           467,744       $19.77          258,300       $6.54

Exercised                           (79,245)         $15.11          (209,848)      $  .68          (48,908)      $ .75

Forfeited                           (57,356)         $12.18           (64,472)      $14.46          (24,267)      $1.84
-----------------------------------------------------------------------------------------------------------------------
Outstanding-
end of year                       2,102,528          $11.22         1,295,863       $ 8.03        1,102,439       $2.02
=======================================================================================================================
Exercisable
at end of year                      897,219                           547,407                       415,790
=======================================================================================================================
Weighted average
fair value of options
granted during year                                  $7.60                          $ 9.69                        $2.50
=======================================================================================================================

     The following table summarizes information about stock options outstanding at December 31, 1997.

==========================================================================================
                                       Weighted
                                        Average       Weighted                    Weighted
                                       Remaining       Average                     Average
    Range of           Number         Contractual     Exercise      Number        Exercise
Exercise Options     Outstanding         Life           Price     Exercisable       Price
==========================================================================================
$0.10 to $4.00          655,889       6.0 years       $ 1.16        530,134         $  .94
$7.00 to $13.625        247,975       8.9 years       $11.72         61,490         $10.08
$14.00 to $19.625     1,135,714       9.1 years       $16.20        278,219         $17.38
$23.50 to $25.125        62,950       8.3 years       $24.34         27,376         $24.20
------------------------------------------------------------------------------------------
                      2,102,528                                     897,219
==========================================================================================

     The weighted average remaining contractual life of outstanding options is
8.1 years. At December 31, 1997, options for 227,236 shares were available for future grant under the 1995 and 1997 stock option plans.

EMPLOYEE STOCK PURCHASE PLAN

     In June 1995, the Company adopted an Employee Stock Purchase Plan ("the ESPP") whereby employees, at their option, can purchase shares of Company common stock through payroll deductions at the lower of 85% of fair market value on the ESPP offering date or on certain other predetermined dates. The Company has reserved 250,000 shares of common stock for issuance under the ESPP, of which 132,731 shares have been issued as of December 31, 1997.

Note 7 - Income Taxes

     At December 31, 1997, the Company had federal and California tax net operating loss carryforwards of approximately $59,117,000 and $31,804,000, respectively. The difference between the federal and California tax loss carryforwards is primarily attributable to the capitalization of research and development expenses for California franchise tax purposes and the fifty-percent limitation on California loss carryforwards prior to 1997.

     The federal tax loss carryforward will begin expiring in 2005 unless previously utilized, and the California tax loss carryforward will begin to expire in 1998. The Company also has federal and California research and development tax credit carryforwards totaling $1,919,000 and $998,000, respectively, which begins expiring in 2005 unless previously utilized.

     Pursuant to Internal Revenue Code Sections 382 and 383, annual use of the Company's net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period.

     Significant components of the Company's deferred tax assets and liabilities are shown below. A valuation allowance of $27,251,000, of which $9,629,000 is related to 1997, has been recognized to offset the deferred tax assets as realization of such assets is uncertain.

================================================================================
                                                           December 31,
                                                      1997              1996
================================================================================
Deferred tax assets:
   Net operating loss carryforwards               $ 22,599,000      $ 14,416,000

   Research and development
   credit carryforwards                              2,567,000         1,448,000

   Capitalized research expenses                     1,451,000         1,713,000

   Other, net                                        1,920,000           558,000
--------------------------------------------------------------------------------
Net deferred tax assets                             28,537,000        18,135,000

Valuation allowance for
deferred tax assets                                (27,251,000)      (17,622,000)
--------------------------------------------------------------------------------
Total deferred tax assests                           1,286,000           513,000

Deferred tax liabilities:
   Depreciation                                     (1,286,000)         (513,000)
--------------------------------------------------------------------------------
   Net deferred tax assets                        $         --      $         --
================================================================================

     Approximately $1,059,000 of the valuation allowance for deferred tax assets relates to stock option deductions which, when recognized, will be allocated directly to common stock.

Note 8 - 401(k) Retirement Savings Plan

     In January 1993, the Company adopted a 401(k) Retirement Savings Plan (the "Plan") covering substantially all employees who have completed certain service requirements. Participants may contribute a portion of their compensation to the Plan through payroll deductions. Company matching contributions, if any, are determined by the Company at its sole discretion. There have been no Company contributions under the Plan through December 31, 1997

SELECTED FINANCIAL DATA
DepoTech Corporation

                                                                Years Ended December 31,
(dollars, except share amounts)
Statement of Operations Data:           1997             1996             1995             1994             1993
     Total revenues                 $  6,877,701     $  4,391,024     $  6,825,784     $    582,120     $     69,500
     Total expenses                   28,821,933       22,039,072       15,525,785        9,307,676        4,058,419
     Net loss                        (21,408,330)     (16,775,605)      (8,020,547)      (8,561,487)      (3,896,906)
     Basic and diluted
          net loss per share               (1.59)           (1.46)           (0.94)           (1.33)           (0.84)
     Shares used in computing
          basic and diluted net
          loss per share              13,433,915       11,451,334        8,492,711        6,441,003        4,657,157

Balance Sheet Data:
     Cash, cash equivalents and
          short-term investments    $ 27,360,555     $ 18,198,097     $ 38,661,534     $  9,983,046     $  7,519,096
     Total assets                     57,669,686       37,608,405       48,977,573       15,346,654       10,107,087
     Long-term liabilities            11,799,552        7,272,025        3,218,957        2,618,664          408,538
     Shareholders' equity             38,072,791       25,229,234       41,505,530       10,903,253        8,702,521


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
DepoTech Corporation

       We have audited the accompanying balance sheets of DepoTech Corporation as of December 31, 1997 and 1996, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DepoTech Corporation at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                          /s/ ERNST & YOUNG, LLP

San Diego, California
February 6, 1998

CORPORATE INFORMATION

DepoTech Corporation

Board of Directors

CHAIRMAN

Fred  A. Middleton
General Partner, Sanderling Ventures
Chief Executive Officer, DepoTech Corporation

DIRECTORS

Roger C. Davisson
General Partner, Brentwood Associates

George W. Dunbar, Jr.
President and Chief Executive Officer, Metra Biosystems, Inc.

Stephen B. Howell, M.D.
Medical Director, DepoTech Corporation
Professor of Medicine, University of California San Diego

John P. Longenecker, Ph.D.
President and Chief Operating Officer, DepoTech Corporation

Peter Preuss
President, Preuss Foundation

Pieter J. Strijkert, Ph.D.
Chairman, IntroGene BV

Officers / Management
Fred A. Middleton
Chief Executive Officer

John P. Longenecker, Ph.D.
President and Chief Operating Officer

David B. Thomas
Senior Vice President,
Quality Assurance and Regulatory Affairs

Williams S. Ettouati, D.Pharm.
Vice President, Marketing and Business Development

Dana S. McGowan
Vice President, Finance
Chief Financial Officer, Treasurer and Assistant Secretary

Sheldon A. Schaffer, Ph.D.
Vice President, Pharmaceutical Development

Faye H. Russell, Esq.
Secretary

Thomas E. Swedberg
Senior Director, Human Resources

CORPORATE HEADQUARTERS

10450 Science Center Drive, San Diego, CA 92121
619.625.2424
www.depotech.com

SHAREHOLDER INQUIRIES

General information regarding the Company can be obtained by contacting Investor Relations at DepoTech. Inquiries relating to lost certificates should be directed to the Transfer Agent.

SEC FORM 10-K

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K IS AVAILABLE WITHOUT CHARGE BY CONTACTING INVESTOR RELATIONS AT DEPOTECH CORPORATION.

TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre, 85 Challenger Road
Ridge?eld Park, NJ 07660
800.522.6645

INDEPENDENT AUDITORS

Ernst & Young LLP, San Diego, California

CORPORATE COUNSEL

Brobeck Phleger & Harrison LLP, San Diego, California

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held at 9:00 am PST on Wednesday, May 13, 1998, at DepoTech Corporation.

PRICE RANGE OF COMMON STOCK

The Company's Common Stock is listed on the Nasdaq National Market under the symbol DEPO. High and low sales prices are set forth below for the periods indicated:

                                        High         Low
1996

1st Quarter                           $25 1/2     $18
2nd Quarter                           $29 1/2     $22 1/2
3rd Quarter                           $25 1/2     $14 1/2
4th Quarter                           $17         $22 1/4

1997

1st Quarter                           $20 1/8     $15 1/4
2nd Quarter                           $17 1/4     $12 1/4
3rd Quarter                           $15 1/4     $11 3/4
4th Quarter                           $15 3/8     $ 3 11/32

     At March 20, 1998, there were approximately 3,300 shareholders of record. The Company has never declared or paid dividends on its Common Stock.


                                       25